UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 2, 2024

_____

In the Matter of

Juheying Intelligent Technology Ltd
Orton Southgate Suite 100
12 Manasty Rd, Peterborough
United Kingdom

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-276638

_____

       Juheying Intelligent Technology Ltd filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Juheying Intelligent Technology Ltd has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on December 2, 2024.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief